UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  November 10, 2016 (November 10, 2016)

ENVISION HEALTHCARE HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-36048	45-0832318
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

6363 South Fiddler’s Green Circle, 14th Floor, Greenwood Village, Colorado	80111
(Address of principal executive offices)	(Zip Code)

(303) 495-1200

(Each registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

Unaudited Pro Forma Condensed Combined Financial Information

On June 15, 2016, AmSurg Corp. (“AmSurg”), a Tennessee corporation, and Envision Healthcare Holdings, Inc. (“Envision”), a Delaware corporation, announced a transaction under which AmSurg and Envision would combine in an all-stock merger of equals (the “Merger”). New Amethyst Corp. (the “Company”), a Delaware corporation, was formed on June 10, 2016 as a wholly-owned subsidiary of AmSurg for the purpose of effecting the transactions contemplated by the Agreement and Plan of Merger, dated as of June 15, 2016 (the “Merger Agreement”), by and among AmSurg, Envision and the Company. To date, the Company has not conducted any activities other than those incidental to its formation and the matters contemplated by the Merger Agreement. Pursuant to the Merger Agreement, following the completion of the Mergers, the name of the Company will be changed to Envision Healthcare Corporation and, we will be co-headquartered in Nashville, Tennessee and Greenwood Village, Colorado. The Company has been approved to list the Company’s common stock on the New York Stock Exchange (the “NYSE”) under the symbol “EVHC” and the Company’s Mandatory Convertible Preferred Stock, Series A-1 Preferred Stock will be listed on the NYSE under the symbol “EVHCPR,” subject to official notice of issuance.

Furnished as Exhibit 99.1 and incorporated herein by reference are the unaudited pro forma condensed combined financial statements as of and for the nine months ended September 30, 2016, the year ended December 31, 2015, and the notes related thereto. The pro forma financial statements give pro forma effect to the Merger and certain financing transactions that are expected to occur in connection with the Merger. The pro forma financial statements are derived from the historical financial statements of each of AmSurg and Envision. The pro forma financial statements are preliminary and reflect a number of assumptions. There can be no assurance that actual results will not differ materially from the Company’s current expectations.

Risk Factors

Based on the results of the United States presidential and congressional elections held on November 8, 2016, Envision is also filing this Current Report on Form 8-K to update its risk factors disclosed in its periodic reports as filed with the Securities and Exchange Commission from time to time.

Our business may be adversely impacted if the Patient Protection and Affordable Care Act is repealed in its entirety or certain aspects of the Patient Protection and Affordable Care Act that are beneficial to our business are repealed or changed as a result of recent elections.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or the Health Reform Law, remains subject to legislative efforts to repeal, modify or delay the implementation of the law.  Efforts to date have generally been unsuccessful as a result of the balance of power in Congress and the President’s veto power.  However, the recent Presidential and Congressional elections, which resulted in the election of the Republican presidential nominee and Republican majorities in both houses of Congress, may result in additional efforts to repeal, modify or delay implementation of the Health Reform Law.  Envision estimates that if the Health Reform Law had been repealed effective January 1, 2016, Envision’s annual net income before income taxes would have been adversely impacted by $40.0 million to $45.0 million; however, because of the many variables and assumptions involved in preparing this estimate, including uncertainty regarding how hospital partners, individuals and employers may respond in the event the Health Reform Law is repealed, the actual impact of any such change may differ materially from our estimate.  If the Health Reform Law is repealed or modified, or if implementation of certain aspects of the Health Reform Law are delayed, such repeal, modification or delay may materially adversely impact our business, strategies, prospects, operating results or financial condition.  We are unable to predict the full impact of any repeal, modification or delay in the implementation of the Health Reform Law on us at this time.

Item 9.01.  Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description of Exhibit

99.1	Unaudited pro forma condensed combined financial statements as of and for the nine months ended September 30, 2016, for the year ended December 31, 2015, and the notes related thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENVISION HEALTHCARE HOLDINGS, INC.
(Registrant)

November 10, 2016	By:	/s/ Craig A. Wilson
Craig A. Wilson
Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Unaudited pro forma condensed combined financial statements as of and for the nine months ended September 30, 2016, for the year ended December 31, 2015, and the notes related thereto.